Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Dayton Power and Light Company

Employee Savings Plan:

We consent to the incorporation by reference in the registration statement No. 033-63105 on Form S-8 of the Dayton Power & Light Company of our report dated October 6, 2004, with respect to the statement of net assets available for benefits of the Dayton Power and Light Company Employee Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended, which report  appears in the December 31, 2004 annual report on Form 11-K of the Dayton Power & Light Company Employee Savings Plan.

/s/ KPMG LLP

KPMG LLP

Kansas City, MO

June 29, 2005